China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, China 451191
Tel: (86)-371-62568634

October 21, 2014

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Terence O’ Brien

Re: China Gerui Advanced Materials Group Limited
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 30, 2014
File No. 1-34532

Dear Mr. O’ Brien:

We hereby submit the responses of China Gerui Advanced Materials Group Limited (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 12, 2014, addressing the Staff’s comments with respect to the above referenced Form 20-F (the “Form 20-F”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response by the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Risk Factors, page 3
Risks Related to our Business, page 3

1. Please consider revising your risk factors in future filings to reflect the potential impact of Chinese government policy shifts on your future liquidity. We note that in your earnings call for the fourth quarter of fiscal year 2013 you stated that “the banking industry has … restricted new loans to the steel industry at the encouragement of the central government.” However, you do not specifically discuss the potential impact of this policy shift in your risk factors.

We note the general risk factor on page 11 entitled “If the PRC imposes restrictions designed to reduce inflation, future economic growth …”

Company response: We will reflect the potential impact of Chinese government policy shifts on the Company’s future liquidity in the future filings.

Our business will suffer if we lose our land use rights. Should our expenditures and … page 9

2. Please advise as to why the amount that you state in this Form 20-F is consideration for the land use rights in question was reported in your Form 20-F/A filed November 21, 2013, as being consideration for the acquisition of 100% ownership of the Zhengzhou Company.

Company response: As of December 31, 2012, we entered into an equity/asset transfer agreement with Zhengzhou Company in order to acquire the land use right from Zhengzhou Company.  By design of the original acquisition plan, we initially intended to acquire 100% ownership of Zhengzhou Company for the total consideration of $43.6 million, and Zhengzhou Company would become a wholly-owned subsidiary of the Company post-acquisition and the Company would have full entitlement to the land use right through its ownership of Zhengzhou Company.  However, after consulting with government/regulatory authorities, we discovered that changing the title of the land use right would be administratively easier than an enterprise ownership change for regulatory approval purposes.  Both parties subsequently agreed that the acquisition would be for the net asset of land use right, instead of equity ownership, of Zhengzhou Company, and the consideration for the acquisition remained at $43.6 million.  Once the acquisition is completed, the title of the land  use right would be changed and registered under the name of the Company.

Information on the Company, page 21

3. In future filings, please ensure that the information that you include is current. We note that on page 22 you refer to an expansion in the third quarter of 2012 that “will increase [y]our product offerings, which [you] believe will increase [y]our profit margin.” In the fiscal year ended December 31, 2013, in which the additional production capacity was on-line, your profit margin dropped precipitously.

Company response: We will ensure to include more current information about the factors affecting the profit margin in the future filings.

Operating and Financial Review and Prospectus, page 28

4. Please ensure that in future filings you fully discuss the drivers behind changes in your operating results. We note that in your discussion of your operating results in the fiscal year ended December 31, 2012 your revenue decreased due to the 18.6% decrease in your average selling price, but the reason for this decrease is not discussed. Similarly, you note that your gross profit was affected by periods in which your chromium plating lines and 100,000-ton wide-strip production lines were offline, but do not quantify the impact of these periods in which your production lines were idle, either with regards to your revenues or gross profit.

Company response: We will ensure to include the reason of such changes in the future filings.

Principal Factors Affecting Our Financial Performance, page 29

5. We note your disclosure on page 29 that demand for your products has been increasing in recent years and that you expect that this demand trend will continue for the foreseeable future. However, when discussing your results of operations on page 32, you state that customer demand is growing weaker due to a contraction in general domestic business activity in key sectors that your customers operate in. Similarly, your discussion of your product mix and effect on gross margin appears to be at odds with your discussion of your results in fiscal 2013 on page 32, which does not include a discussion of changes in your product mix. We also note the overall decrease in revenue over the past several years. Please ensure that in future filings your disclosure is internally consistent.

Company response: We will ensure our disclosure notes will be more consistent regarding the demand trend and product mix with the supporting reasons in the future filings.

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 371-62568634, or Thomas Shoesmith, Esq. at 650-233-4500 of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel.

Sincerely,

China Gerui Advanced Materials Group Limited

By:
Edward Meng
Chief Financial Officer